UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 22, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Kenon Holdings Ltd. – File No. 001-36761
IC Power Ltd. – File No. 333-206667

CF# 32935

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   Kenon Holdings Ltd. and IC Power Ltd. submitted an application under Rules 406 and 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 20-F filed on April 22, 2016 and Exhibits to a Form F-1 filed on August 31, 2015, as amended.

   Based on representations by Kenon Holdings Ltd. and IC Power Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Issuer	Exhibit	to Form	Granted
Kenon Holdings Ltd.	4.8	20-F	through August 31, 2025
IC Power Ltd.	10.8	F-1	through August 31, 2025

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

               Brent J. Fields
               Secretary